UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bristow Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11040G103

(CUSIP Number)

Matthew L. Clark

4009 W 49th Street

Suite 300

Sioux Falls, SD 57106

605-362-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26885G109	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON South Dakota Investment Council
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,674,073
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,674,073
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,674,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14	TYPE OF REPORTING PERSON EP

*	The ownership percentage has been calculated based on an aggregate total of 30,882,471 shares of Common Stock (as defined below) issued and outstanding as of June 22, 2020, as provided by the Company.

SCHEDULE 13D

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Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bristow Group Inc. (formerly known as Era Group Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	South Dakota Investment Council (“SDIC”).

The foregoing person is referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: 4009 W 49th Street, Suite 300, Sioux Falls, South Dakota, 57106.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	SDIC is a state agency of the State of South Dakota.

The principal business address for the Reporting Person is 4009 W 49th Street, Suite 300, Sioux Falls, South Dakota, 57106.

(d) – (e) During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	SDIC – South Dakota, USA

SCHEDULE 13D

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Item 3.	Source and Amount of Funds or Other Consideration.

On June 11, 2020 (the “Effective Date”), Era Group Inc., a Delaware corporation, and Bristow Group Inc., a Delaware corporation (unless the context otherwise requires, references in this Schedule 13D to “Bristow” and “Era” refer to Bristow Group Inc. and Era Group Inc, respectively, prior to the Effective Date, and references to the Issuer refer to the combined company as of the Effective Date), completed a business combination in accordance with the terms of that certain Agreement and Plan of Merger, dated as of January 23, 2020 and amended on April 22, 2020 (as amended, the “Merger Agreement”), by and among Era, Bristow and Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Era (“Merger Sub”), pursuant to which Merger Sub merged with and into Bristow, with Bristow surviving the Merger as a direct, wholly owned subsidiary of Era (the “Merger”). On the Effective Date, Era changed its name to “Bristow Group Inc.” and changed its ticker symbol on the New York Stock Exchange from “ERA” to “VTOL”.

As a result of the Merger, each share of Bristow common stock, par value $0.0001 per share (the “Bristow Common Stock”), issued and outstanding immediately prior to the Effective Time (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow preferred stock, par value $0.0001 (the “Bristow Preferred Stock”), pursuant to the Merger Agreement, but not including shares of Bristow Common Stock issued and outstanding immediately prior to the Effective Time held by (i) Bristow as treasury shares, (ii) Era, (iii) Merger Sub, (iv) any wholly owned subsidiary of Bristow or (v) any holder who did not vote in favor of the Merger or consent thereto and properly exercised and perfected appraisal rights in respect of such shares pursuant to, and in accordance with, the provisions of Section 262 of the DGCL) was converted into the right to receive 0.502096 shares of Common Stock of the Issuer. As a result, on June 11, 2020, the Issuer issued 6,646,418 shares of Common Stock to private investment funds and accounts managed by SDIC in respect of shares of Bristow Common Stock (including shares of Bristow Common Stock issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock in connection with the Merger) previously owned.

The foregoing description of the Merger Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to full text of the Merger Agreement, which is incorporated by reference and filed as Exhibit A hereto.

SCHEDULE 13D

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Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person or an affiliate thereof acquired the shares of Common Stock and Preferred Stock for investment purposes. The Reporting Person or an affiliate thereof will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities, including merger or acquisitions, and all other factors deemed relevant in determining whether additional securities, including shares of Common Stock or Preferred Stock will be acquired by the Reporting Person or, if applicable, its affiliates or whether the Reporting Person or, if applicable, any such affiliates will dispose of some or all of such Issuer securities. At any time, additional securities, including shares of Common Stock or Preferred Stock may be acquired or some or all of such Issuer securities beneficially owned by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person, including its affiliates, may, at any time and from time to time, formulate other purposes, or formulate plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person or its affiliates will take any of the actions set forth above.

SCHEDULE 13D

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Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person was calculated based on 30,882,471 shares of Common Stock issued and outstanding as June 22, 2020, as provided by the Company.

(c) Except as disclosed in Item 3 of this Schedule 13D, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Person.

(d) None.

(e) Not applicable.

SCHEDULE 13D

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

In connection with the Merger Agreement, on the Effective Date, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain of the other holders of the Issuer’s Common Stock (the “Holders”), which provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 10 business days of the later of (i) the Effective Date and (ii) the availability of all financial statements required by the Act (including the rules and regulations of the SEC promulgated thereunder) to be included or incorporated by reference in a Registration Statement (as defined in the Registration Rights Agreement) filed under the Act. The Issuer is required to maintain the effectiveness of any such registration statement until the earlier of (a) the date on which the Initial S-3 Shelf (as defined in the Registration Rights Agreement) is effective and (b) the date on which the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

SCHEDULE 13D

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Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of January 23, 2020 and as amended April 22, 2020, by and among Era Group Inc., Bristow Group Inc. and Ruby Redux Merger Sub, Inc. (filed as Exhibit 2.2 to Era Group Inc.’s Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on April 22, 2020, and incorporated herein by reference)

Exhibit B	Bristow Group Inc. Registration Rights Agreement, dated June 11, 2020, between Bristow Group Inc. and certain holders party thereto (incorporated by reference to Exhibit 10.1 to the Bristow Group Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2020)

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

SOUTH DAKOTA INVESTMENT COUNCIL

By:	/s/ Matthew L. Clark
	Name:	Matthew L. Clark
	Title:	State Investment Officer